UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2021

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point

Caspian Way

Cardiff CF10 4DQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 10.1, 99.1, 99.2, 99.3 and 99.4, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-233901).

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of August 2021, and incorporated by reference herein, is:

Exhibit No.	Description
10.1	Service Agreement, dated July 12, 2021, by and between Midatech Pharma PLC and Dmitry Zamoryahkin.
99.1	Press release, dated June 30, 2021, entitled “Results of 2021 Annual General Meeting.”
99.2	Press release, dated July 12, 2021, entitled “Midatech Strengthens Management Team with Appointment of Chief Scientific Officer.”
99.3	Grant of Options and PDMR Dealings.
99.4	Press release, dated August 17, 2021, entitled “Change of Registered Office.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: August 18, 2021	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer

Exhibit Index

Exhibit No.	Description
10.1	Service Agreement, dated July 12, 2021, by and between Midatech Pharma PLC and Dmitry Zamoryahkin.
99.1	Press release, dated June 30, 2021, entitled “Results of 2021 Annual General Meeting.”
99.2	Press release, dated July 12, 2021, entitled “Midatech Strengthens Management Team with Appointment of Chief Scientific Officer.”
99.3	Grant of Options and PDMR Dealings.
99.4	Press release, dated August 17, 2021, entitled “Change of Registered Office.”